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Exhibit 12.01

Ratio of Earnings to Fixed Charges

		Year Ended
	Nine Months Ended July 31, 2012	October 31, 2011	October 31, 2010	October 31, 2009	October 31, 2008	October 31, 2007
Earnings:
Add:
Income from continuing operations before taxes and equity income	$787	$1,032	$692	$7	$815	$670
Fixed Charges	96	113	126	120	153	115

Total	$883	$1,145	$818	$127	$968	$785
Fixed Charges:
Interest expense	73	84	94	87	106	86
Estimate of interest within rental expense	21	27	30	32	30	24
Amortization of capitalized expenses related to indebtedness	2	2	2	1	17	5

Total	96	113	126	120	153	115
Ratio of earnings to fixed charges	9.20	10.13	6.49	1.06	6.33	6.83

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  Exhibit 12.01
Ratio of Earnings to Fixed Charges